June 5, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stephen Krikorian

Re:	Zynga Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed on February 21, 2014
File No. 001-35375

Ladies and Gentlemen:

Zynga Inc. (“Zynga” or the “Company”) is submitting this letter and the following information in response to a letter, dated May 15, 2014, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2013, filed on February 21, 2014 (the “10-K”). For the Staff’s convenience, we have incorporated and italicized the Staff’s comment into this response letter.

1. We note that changes in your estimated average life of durable virtual goods for various games resulted in revenue increases of $12.3 million and $14.1 million during fiscal 2013 and 2012. Please tell us your consideration of disclosing the effects of these changes in estimates on income from continuing operations, net income, and any related per-share amounts. We refer you to ASC 250-10-50-4.

Response:

We respectfully advise the Staff that we carefully considered the disclosure requirements in ASC 250-10-50-4 at the time we prepared the financial statements and footnotes. In this circumstance, we concluded that disclosing the impact of our change in estimated average life of durable virtual goods on total revenue (page 76 of our 10-K) met all of the objectives of ASC 250-10-50-4 since the revenue increases also materially had the same effect on income from continuing operations and net income. We determined that the income tax impact of this change in estimate was not material.

In addition, since weighted average common shares outstanding used to compute basic and diluted earnings (loss) per share for each of the years was disclosed on our Consolidated Statements of Operations (page 70 of our 10-K) and in Note 12 Net Income (Loss) Per Share of Common Stock (page 97 of our 10-K), we concluded that a reader of our financial statements could readily compute and understand the per-share impact of these changes in estimates.

In response to the Staff’s comment, in future filings we plan to specifically disclose the impact on income from continuing operations, net income, and any related per-share amounts in the same section of our filing that includes the discussion of the change in estimate.

2. We note from your disclosures on page 54 that the provision for income taxes decreased by $77.8 million in the twelve months ended December 31, 2013 as compared to the same period of the prior year. We further note from your disclosures that this decrease was attributable primarily to a benefit of $12.4 million recorded in the first quarter of 2013 related to the reinstatement of the federal research and development tax credit retroactive to January 1, 2012 and a benefit of $16.3 million recorded in the second quarter related to changes in the estimated jurisdictional mix of earnings. Please reconcile the decrease in your provision for income taxes with the amounts and causes of the fluctuations included in your effective tax rate reconciliation on page 89 of the filing. In this respect, it appears from your effective tax rate reconciliation that there are other significant factors impacting the decrease in your provision for income taxes.

Response:

We respectfully advise the Staff that the reconciliation of federal statutory income tax to the reported total income tax expense (benefit) included in Note 7 Income Taxes (page 89 of our 10-K) is presented on a gross basis. Deferred tax benefits are not netted for presentation purposes by the amount of unrecognized tax benefits related to that particular asset. This gross approach is consistent with prior periods. For an example, please refer to the information provided in our response to Question 5 below.

We are mindful of the need to provide the readers of our financial statements with a concise and informative discussion regarding the provision for (benefit from) income tax as reflected in the Consolidated Statements of Operations. Therefore, the income tax discussion in MD&A (page 54 of our 10-K) includes the significant drivers of tax expense (benefit) on a net basis.

Below is an explanation of how net tax expense (benefit) as disclosed in MD&A is affected by the “significant” line items in our effective tax rate reconciliation (page 89 of our 10-K).

The $12.4 million benefit related to the reinstatement of the federal research and development (R&D) tax credits (as disclosed in MD&A), is equal to the net impact on the provision for income taxes for 2012 and 2013 Federal R&D tax credits as shown below:

2012 reinstatement of Federal R&D tax credit	$24.8 million
2013 Federal R&D tax credit	$14.8 million

Total gross Federal R&D tax credits	$39.6 million

Less:

2012 Federal R&D tax credit reserve (ASC740-10 reserves)	$(12.4) million
2013 Federal R&D tax credit reserve (ASC740-10 reserves)	$(7.4) million
2013 Valuation Allowance against “recognized”/ Remaining Federal R&D credits	$(7.4) million

Total reduction to gross Federal R&D tax credits	$(27.2) million

Net Federal R&D tax credits recognized per MD&A	$12.4 million

As discussed, the federal tax credits in the “tax credit” line-item in the rate reconciliation footnote are presented as gross amounts ($39.6 million), with the related ASC 740-10 tax reserve ($19.8 million) recorded in the “tax reserve for uncertain tax positions” line item and a $7.4 million valuation allowance charge reflected in the change in valuation allowance line item of $28.4 million. This change in valuation allowance also reflects other 2013 valuation allowance charges for certain other grossed up line-items, such as “Impact of change in tax rates.”

The $16.3 million benefit related to the change in estimated jurisdictional earnings is presented as a separate line-item in the reconciliation. Specifically, the “Change in earnings mix” line-item reflects the federal benefit associated with the change in estimate for cost sharing between Zynga legal entities, commonly referred to as the “earnings mix.”

Finally, as discussed in our response to Question 6 below, the increase in the “State income taxes – net of federal benefit” line from 2012 ($0.4 million) to 2013 ($15.9 million) (page 89 of our 10-K) is primarily driven by the benefit recognized in 2013 related to our gross state tax credits of $14.6 million. This amount includes both the 2013 tax credits ($9 million) and an adjustment related to the change in estimate of our 2012 state research and development tax credit ($5.6 million). Both of these amounts are reflected net of the federal impact. $8.2 million of this benefit is offset in the ASC 740-10 “tax reserve for uncertain tax positions” line item, with the remaining $6.4 million offset in the “change in valuation allowance” line. The net impact of these amounts is zero and, as a result, the reference to State Income taxes was not included in MD&A.

We respectfully advise the Staff that after careful consideration of the ASC 740-10 reserves and valuation allowance changes, there were no other items that we considered significant to further highlight in MD&A regarding our effective tax rate or significant year over year changes to our provision for income taxes.

3. Please tell us what consideration you gave to including the liability associated with your unrecognized tax benefit obligation in the table of contractual obligations. We refer you to Discussion Document E of the SEC Regulations Committee Meeting on April 17, 2007.

Response:

We respectfully advise the Staff that we have carefully considered SEC Regulation S-K Item 303(a)(5), which provides that “liabilities for unrecognized tax benefits should be considered when a registrant prepares the contractual obligations table.” We are mindful that the ultimate goal of the disclosure is to provide transparent information that enables investors to understand the impact of uncertain tax positions on the Company’s liquidity. However, given our significant net operating loss and research and development credit carryforwards as of the reporting date, we do not expect that our liabilities for unrecognized tax benefits will result in a cash outflow in the foreseeable future.

4. We note from your disclosures on page 46 that the average DAUs, MAUs, MUUs, MUPs and average monthly unique payer bookings declined in each consecutive quarter during fiscal 2013. Please explain how the estimated average playing period for paying players was impacted each quarter as a result of the consecutive decline in these player metrics. In this regard, tell us how you evaluated player activities in light of the substantial declines in your metrics. Explain how these declines and changes in player activity were considered when estimating the average player period for the fourth quarter of 2013 and first quarter of 2014. Indicate whether waiting 18 months to determine whether a paying player is inactive remains appropriate due to these recent declines in player activity.

Response:

We respectfully advise the Staff that we carefully considered the declines in our key audience metrics during each of the periods in 2013 (as noted on page 46 of our 10-K), when determining our estimated average payer lives for our games in each period. As a result of the change in player activity, we decreased our quarterly weighted-average estimated paying player life, from 13 months in the first quarter of 2013 (as disclosed in our 10-Q for that period) to 11 months in the fourth quarter of 2013.

Please note that we do not wait for 18 months to elapse before determining if a paying player is inactive – we begin estimating average paying player lives immediately after the launch of each game.

To determine the estimated payer life for any particular game, we consider many data points, including: (i) the observed trends in certain key metrics (noted on page 46 of our 10-K), (ii) the estimated-average payer life for other recently launched games with similar characteristics and (iii) actual payer playing behavior for the game under consideration. Once at least six months of paying player activity has been collected for a game, we begin calculating the time before the payer “quits” playing that game.

Our revenue recognition policy (described on page 61 of our 10-K) provides:

“…To determine when paying players are no longer playing a given game, we analyze monthly cohorts of paying players for that game who made their first in-game payment between six and 18 months prior to the beginning of each quarter and determine whether each player within the cohort is an active or inactive player as of the date of our analysis…”

As described above, we begin estimating payer lives and begin collecting paying player behavior data immediately after a game’s launch. As we continue to collect more information about a particular game (including changes in DAU and the playing behavior of the payers in that game), we also perform calculations of the estimated payer lives for each monthly cohort of payers. We believe at least six months of playing behavior for a game is necessary to begin to consider these calculations based on our 80% probability threshold that a paying player will not return to a game (as described in page 61 of our 10-K). We continue to track payers’ playing behavior up to 18 months in performing these calculations, however, in cases where we have a full 18 months of historical data, a player may be determined to be inactive during any point in that 18-month period under our methodology and would, therefore, impact our average payer life estimates.

We respectfully submit to the Staff that because our revenue recognition policy (i) is responsive to key metrics and trends in our games, (ii) commences the estimation of payer lives upon game launch (iii) considers a significant period of payer playing behavior (up to 18 months) for each game and (iv) analyzes at various points whether a player is deemed inactive based on our 80% probability threshold, we continue to believe our methodology for determining estimated payer life for our games is appropriate.

5. Please provide us with a breakdown of the components included in the line-items: tax credits, tax reserve for uncertain tax positions and the change in earnings mix included in your effective tax rate reconciliation for the fiscal year ended December 31, 2013. As part of your response, tell us what consideration you gave to providing further quantitative breakdown of these line-items. We refer you to Rule 4-08(h)(2) of Regulation S-X. In this regard, tell us whether any other items are included in these line-items.

Response:

We respectfully advise the Staff that the “Tax credits” line-item (page 89 of our 10-K) includes the following amounts, which are presented gross of the associated ASC 740-10 tax reserves, as consistent with prior years:

2012 reinstatement of Federal R&D tax credit	$ (24,778)
2013 Federal R&D tax credit	$ (14,815)

Tax credits	$ (39,593)

The “Tax reserve for uncertain tax positions” line-item is driven primarily by the risk reserves recorded against our federal and state research and development tax credits:

2012 Federal R&D tax credit reserve	$12,389
2013 Federal R&D tax credit reserve	$7,408
2012 California R&D tax credit reserve	$3,708
2013 California R&D tax credit reserve	$4,496
Other individually immaterial items	$2,224

Tax reserve for uncertain tax positions	$30,224

As noted in our response to Question 2 above, the $16.3 million benefit related to the change in estimated jurisdictional earnings is presented as a separate line-item in the tax rate reconciliation. Specifically, the “Change in earnings mix” line-item reflects the federal benefit associated with the change in estimate for cost sharing between Zynga legal entities, commonly referred to as the “earnings mix”. There are no other components (i.e. no indefinite reinvestment of overseas earnings, no overseas tax holidays, etc.) included in the line-item “Change in earnings mix.

Rule 4-08(h)(2) of Regulation S-X provides guidance as to the presentation of individual reconciling items within the reconciliation of Federal statutory income tax to the reported total income tax expense (benefit). We are mindful of this guidance and have carefully considered its application to our specific facts. We concluded that (as illustrated above) amounts were presented in the aggregate only if directly related to the same item, for example in R&D credits.

6. Explain why the “State income taxes – net of federal benefit” represents a significant reconciling line-item in the current year and why the amount is significantly larger than the prior periods. Further, describe the nature of the “Change in earnings mix” line-item. Indicate whether this amount has any relationship to the higher “State income taxes” reconciling line-item in the current year.

Response:

We respectfully advise the Staff that the increase in the “State income taxes – net of federal benefit” line from 2012 to 2013 (page 89 of our 10-K) is primarily driven by the benefit recognized in 2013 related to our gross state tax credits of $14.6 million. This amount includes both the 2013 tax credits ($9 million) and an adjustment related to the change in estimate of our 2012 state research and development tax credits ($5.6 million).

The benefit related to the 2013 state research and development tax credits was comparable to the 2012 amount; however, in 2012, the gross benefit was included in the “Tax credits” line. We chose to include this benefit in the “State income taxes – net of federal benefit” line in 2013 and in future periods, but did not reclassify the amount in 2012 because we determined that the amount is not material to the disclosure in the financial statements. As explained in Question 2 above, the line-items in this reconciliation are presented on a gross basis, and the benefit related to the gross state research and development tax credits is fully offset by either the “Tax reserves for uncertain tax positions” or the “Change in valuation allowance” for all years presented.

Also, we respectfully submit that the increase in “State income taxes – net of federal benefit” is related solely to tax credits generated within California. The “Change in earnings mix” line-item is not impacted by state tax credits as it only relates to a change in the estimate of earnings between the U.S. legal entity and certain overseas entities within the consolidated group. Thus, we have concluded that there is no relationship between the two.

Please refer to Question 2 above for detail regarding the nature of the “Change in earnings mix” line-item.

* * *

In connection with the Company’s response to the Staff’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at 415-445-4207 if you have any questions or would like any additional information.

Sincerely,

/s/ Devang Shah
Devang Shah
General Counsel, Secretary and Vice President